Exhibit 99.1

This business combination involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference Translation of the Japanese Original)

February 2, 2012

To whom it may concern:

Company Name: Hulic Co., Ltd.
Name of Representative: Saburo Nishiura, President and Representative Director
(Stock Code: 3265, First Section of the Tokyo Stock Exchange)
Contact: Hajime Kobayashi, Executive
General Manager of Planning Division
(Tel: +81-3-3271-7509)

Company Name: Shoei Co., Ltd.
Name of Representative: Masao Fujioka, President and CEO
(Stock Code: 3003, First Section of the Tokyo Stock Exchange)
Contact: Takashi Masuda, Division Executive, General Manager of Corporate Planning and Finance
(Tel: +81-3-3292-3383)

Notification with Respect to an Entry into a Merger Agreement between Hulic Co., Ltd. and Shoei Co., Ltd.

With respect to the agreement reached by Hulic Co., Ltd. (“Hulic”) and Shoei Co., Ltd. (“Shoei,” and together with Hulic, the “Companies”) regarding the merger (the “Merger”) under which Hulic will merge into Shoei, with Shoei as the surviving company, the Boards of Directors of the respective Companies at the meetings held today resolved to consummate the Merger based on the basic merger agreement (the “Basic Merger Agreement”) entered into by the Companies on December 20, 2011.  In connection therewith, the Companies have entered into a merger agreement (the “Merger Agreement”) dated today.  We hereby provide notice of the information below.

The Merger is subject to the approval of proposals with respect to the Merger at the general meeting of shareholders of both Companies scheduled to be held on March 23, 2012, as well as the approval of nominations for appointments of Shoei’s executive officers, amendment of Shoei’s charter, compensation of the executive officers and nominations for appointments of members of the board of auditors at the general meeting of shareholders of Shoei scheduled to be held on the same day.

1.	Purpose of the Merger

(1)	Purpose of the Merger

In light of the recent severe business environment surrounding the real estate market, the Companies will seek sustainable growth in corporate value and increase in shareholder return through the Merger, which, under Hulic’s stable operations and finances, will consolidate Shoei’s real estate business, which was in need of stable management, and maximize the potential of stable assets held by the Companies.

(2)	Intent of the Merger

Under the basic principle of “creating a society filled with safety and trust,” Hulic is aiming to contribute to society through the real estate leasing business and to stay a step ahead of the competition through continuous innovative changes.  Shoei is also continuously making efforts to innovate in order to contribute to society by providing secure, comfortable and environment-friendly real estate.

When we look at the Japanese economy, it is still suffering from the effect of credit uncertainty in Europe that was caused from the global economic downturn starting with the financial crisis.  In addition, when we look at the future, as decline in the working population and other factors lead to a weakening of the foundation of economic development, the domestic real estate business, which relies on domestic demand, warrants no optimism.

Under such circumstance, we believe that the Companies can integrate their respective management resources, create a strong leasing property portfolio under more efficient management, strengthen operations and improve competitiveness in order to increase growth.

Specifically, Hulic has a portfolio of properties mainly focused on office space in attractive locations centered in Tokyo.  In recent years, by sequentially-rebuilding such property based on creditworthiness and development know-how as well as strong finances, Hulic has expanded its business by expanding leasable space and improving the level of rent.  However, Hulic has been looking for an investment opportunity because it recognizes that it needs to expand its stable portfolio for further growth.

Shoei obtains stable income from rent of its diversified portfolio consisting of office buildings in the central metropolitan area of Tokyo, including the Chiyoda-ward, business hotels, commercial facilities and warehouses.  However, (1) Shoei’s stand-alone portfolio lacks sufficient size to support self-sustained cash-flow growth; (2) as a result of having to adjust forecasts twice during the year ended December 31, 2011 due to impairment of assets, Shoei recorded a net loss of ¥9.7 billion for the financial year ended December 31, 2011; and (3) as a result of recognizing such impairment losses, Shoei’s consolidated net assets (excluding valuation adjustments in other marketable securities) as of December 31, 2011 were ¥21.9 billion (which is 68% of the prior year) and it was in violation of the financial covenants associated with certain loan agreements (excerpt: “[M]aintain net assets as accounted for on the consolidated balance sheets of the Company as of June 30 and December 31 of each year, but excluding the value of valuation adjustments in other marketable securities, at a  level that is at least 75% of net assets, respectively, as of June 30 and December 31 of the previous year and in any case at no less than ¥28.8 billion”).  In light of these circumstances, Shoei concluded that, if it cannot obtain support from financial institutions, the company’s ability to remain independent becomes questionable and it is imperative for Shoei to seek to strengthen its operational and financial base by taking drastic measures, including a corporate reorganization.

In light of this situation, the Merger will promptly stabilize Shoei’s operations, strengthen the real estate portfolio by fully utilizing each others’ strengths, create a portfolio that has both scale and diversity and ensure a stable source of profits.  In addition, we believe that, by selling and replacing properties as necessary, the combined company will be able to balance profitability and financial strength in their management of the combined portfolio and continuously improve corporate value.  Such expansion and stability of the portfolio will reduce the impact of rebuilding properties and will make it possible to seek further growth by utilizing Hulic’s know-how in future development that look to increase value.  Furthermore, because the main business of both Companies is the leasing of office space, we believe we can realize further efficiency in business operations and reduce cost by unifying administrative work.

2.	Summary of Merger

(1)	Merger Timeline

Entry into the Basic Merger Agreement (Both Companies)	December 20, 2011
Record Date for the general meetings of shareholders (Both Companies)	December 31, 2011
Meetings of the Board of Directors to approve the Merger (Both Companies)	February 2, 2012
Conclusion of the Merger Agreement (Both Companies)	February 2, 2012
General meetings of shareholders to approve the Merger (Both Companies)	March 23, 2012 (scheduled)
Last trading day on the Tokyo Stock Exchange (Hulic)	June 26, 2012 (scheduled)
Delisting of shares from the Tokyo Stock Exchange (Hulic)	June 27, 2012 (scheduled)
Effective date of the Merger	July 1, 2012 (scheduled)

(2)	Method of the Merger

Hulic will merge into Shoei, with Shoei as the surviving company.  The Companies determined to adopt this method in order to take advantage of the trust cultivated through the long corporate history of Shoei since its formation in 1931 after carefully considering factors such as various costs related to the Merger, the time necessary to consummate the Merger and business operations after the Merger.

We plan on adopting “Hulic Co., Ltd.” as the trade name of the surviving company (the “New Company”) after the Merger.

(3)	Details of Allotment in the Merger

Company name	Shoei (Surviving company)	Hulic (Company to be Absorbed)
Details of Allotment in the Merger	1	3

(Note 1)
Three shares of Shoei common stock will be allotted for each share of Hulic common stock.  However, no shares will be allotted for shares of Hulic common stock held by Shoei (7,000,000 shares of common stock as of December 31, 2011) and treasury stock held by Hulic (82 shares of common stock as of December 31, 2011) as of the effective date of the Merger.

(Note 2)
The above Merger Ratio (the “Merger Ratio”) is subject to change upon mutual consultation between the Companies in the event that a material change occurs to factors on which the analyses of the Merger Ratio were based.

(Note 3)	Number of shares of Shoei common stock to be transferred as a result of the Merger: 493,937,154 shares of common stock (anticipated).
The number of shares to be transferred pursuant to the Merger may be adjusted due to changes in the number of treasury shares held by Hulic or exercise of stock warrants with respect to Hulic’s common stock.

(Note 4)	Handling of Fractional Units

Shareholders who will own fractional units of shares of Shoei (a unit of shares is equal to 100 shares) due to the Merger will have the right to receive dividends on such fractional units after the effective date of the Merger, but will not be able to dispose of such fractional units on any exchange.  Shoei shareholders who become holders of fractional units will be able to utilize the following systems with regard to their fractional units.

Purchasing Fractional Units (Increasing Fractional Unit Ownership to 100 shares)

Pursuant to Article 194, Paragraph 1 of the Companies Act of Japan and the Articles of Incorporation of Shoei, shareholders may compel Shoei to offer for sale the number of shares necessary to achieve a whole unit (100 shares) with respect to shares for which they only have a fractional unit.

Buy-back of Fractional Units

Pursuant to Article 192, Paragraph 1 of the Companies Act of Japan, shareholders may compel Shoei to purchase their fractional units.

(4)	Treatment of Stock Warrants and Bonds with Subscription Rights with Respect to the Merger

a.	Treatment of Stock Warrants and Bonds with Subscription Rights Issued by Hulic

Immediately before the effective date of the Merger, for each unit of stock warrant issued by Hulic (“Hulic Stock Warrants”), Shoei will allocate and exchange one unit of Shoei Stock Warrants (as described in the appendix) to holders of Hulic Stock Warrants.

Hulic has not issued any bonds with subscription rights.

b.	Treatment of Stock Warrants and Bonds with Subscription Rights Issued by Shoei

Shoei plans to request, prior to the Merger becoming effective, that all holders of Shoei Stock Warrants relinquish their stock warrants.

The 4th series of unsecured convertible bonds with subscription rights issued by Shoei have already been redeemed and Shoei has not issued any other bonds with subscription rights.

3.	Basis of Analyses of Allotment in the Merger

(1)	Basis of Analyses

In order to ensure the fairness and validity of the analysis of the Merger Ratio in the Merger, Hulic retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Shoei retained Merrill Lynch Japan Securities (“BofA Merrill Lynch”) to conduct independent third-party financial analyses of the Merger Ratio.

Hulic received from Mizuho the calculation of the Merger Ratio in connection with the entry into the Basic Merger Agreement of December 20, 2011.  The summary of the result of such Merger Ratio calculation is as follows.

Mizuho Securities used the market price analysis because trading market prices exist for common stocks of both Shoei and Hulic.  It also adopted the discounted cashflow (“DCF”) analysis with respect to both Shoei and Hulic in calculating the Merger Ratio.  The results derived from each method of analysis are as follows.  The following ranges of the Merger Ratio represent ranges of the number of shares of common stock of Shoei to be allotted for one share of common stock of Hulic.

Methodology	Range of the Merger Ratio
Market price analysis	1.48 ~ 1.52
DCF analysis	2.59 ~ 4.57

The market price analysis employed a valuation date of December 19, 2011 and used in the analysis (i) the closing prices of stock of both Companies on the Tokyo Stock Exchange on the valuation date; (ii) the average closing prices for the one week period immediately preceding such valuation date, (iii) the average closing prices for the one month period immediately preceding such valuation date and (iv) the average closing prices for the three month period  immediately preceding the valuation date.

In calculating the Merger Ratio, Mizuho Securities made various assumptions, including that information received from both Companies and other publicly available information are accurate and complete and that there was no information undisclosed to Mizuho Securities that could have a material impact on the analysis of the Merger Ratio.  Mizuho Securities also did not conduct any independent evaluation and assessment of the assets and liabilities of each Company and it assumed that the financial projections of both Companies were reasonably prepared and made based on the best forecasts and judgment of both companies.

BofA Merrill Lynch analyzed the per share value of each of Shoei and Hulic and the Merger Ratio based on such per share value by conducting a market price analysis, which took into consideration the trends of each company’s market share prices, as well as a DCF analysis, which took into consideration the financial results, forecasts and other aspects of each company.  The Board of Directors of Shoei received from BofA Merrill Lynch the results of such analyses as of December 20, 2011, in connection with the execution of the Basic Merger Agreement, but requested that BofA Merrill Lynch perform such analyses again for the execution of the Merger Agreement. The Board of Directors of Shoei received the results of the second analyses as of February 2, 2012.  (Additionally, the Board of Directors of Shoei obtained from BofA Merrill Lynch an opinion dated February 2, 2012 stating that under certain assumptions and conditions, the Merger Ratio is fair to Shoei from a financial point of view (i.e., a fairness opinion)). The Board of Directors of Shoei also received, in connection with the results of the analyses as of February 2, 2012 as well as the fairness opinion, supplemental explanations about the conditions and assumptions regarding such analyses.  Please refer to the Notes at the end of this release for further details.)

The market price analysis was based on the closing price of stock of each company on December 19, 2011 (the “Reference Date”) and the closing prices of stock of each company for the period from November 30, 2011 (i.e., the business day following the date on which Shoei released the “Announcement regarding impairment losses on real estate investment securities, fixed assets and investment securities, and revisions to the full-year earnings forecasts” dated November 29, 2011) up to the Reference Date and for the period from September 16, 2011 (i.e., the business day following the date on which Shoei released the “Announcement regarding impairment loss, gain on the sale of investment securities, and revisions to earnings and dividend forecasts for the entire fiscal year” dated September 15, 2011) up to the Reference Date.

The primary methods of analysis applied to the per share value of stock of each of Shoei and Hulic and the ranges of the Merger Ratio resulting from each of the methods are set forth in the table below.  (The following ranges of the Merger Ratio represent ranges of the number of shares of common stock of Shoei to be allotted for one share of common stock of Hulic)

Methodology	Range of the Merger Ratio
Market price analysis	1.46 ~ 1.53
DCF analysis	2.61 ~ 5.54

In providing its fairness opinion and in conducting the underlying per share value analysis, BofA Merrill Lynch has assumed and relied upon, without independent verification, the accuracy and completeness of financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch.  With respect to certain forecasts relating to Hulic prepared by the management of Hulic (the “Hulic Forecasts”), BofA Merrill Lynch has been advised by Hulic and has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Hulic as to the future financial performance of Hulic.  With respect to certain financial forecasts relating to Hulic provided by the management of Shoei to BofA Merrill Lynch (the “Shoei-Hulic Forecasts”) and certain financial forecasts relating to Shoei provided by the management of Shoei to BofA Merrill Lynch, BofA Merrill Lynch has assumed, at the direction of Shoei, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Shoei as to the future financial performance of Hulic and Shoei as applicable, and BofA Merrill Lynch has relied, at the direction of Shoei, on the Shoei-Hulic Forecasts for purposes of the analysis based on the assessments of the management of Shoei as to the relative likelihood of achieving the future financial results reflected in the Hulic Forecasts and the Shoei-Hulic Forecasts.  The fairness opinion and analysis conducted by BofA Merrill Lynch are necessarily based on the financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date thereof.  The credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expresses no opinion or view as to any potential effects of such volatility on Shoei, Hulic or the Merger.  It should be understood that subsequent developments may affect the fairness opinion or analysis, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm the fairness opinion or analysis.

It is understood that the analysis and fairness opinion produced by BofA Merrill Lynch are for the use of the Board of Directors of Shoei (in its capacity as such) in connection with and for purposes of its evaluation of the Merger and may not be relied upon or used for any purpose or by any party other than the foregoing.  Further, BofA Merrill Lynch does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

BofA Merrill Lynch has acted as financial advisor to Shoei in connection with the Merger and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Merger.

Further, Mizuho Securities has received from Hulic and BofA Merrill Lynch has received from Shoei financial forecasts and each conducted their respective DCF analyses based on such forecasts.  With respect to the respective financial forecasts as to Hulic provided to Mizuho Securities and BofA Merrill Lynch, substantial fluctuations in net income for certain fiscal years were forecasted due to an anticipated loss resulting from rebuilding real estate properties held by Hulic and other factors. In particular, since the number of real estate properties scheduled to be rebuilt by Hulic for the fiscal year ending December 31, 2014 is small, a substantial increase in net income was forecasted as compared with net income for the corresponding previous fiscal year.

In addition, with respect to the financial forecasts as to Shoei provided to Mizuho Securities and BofA Merrill Lynch by each of Shoei and Hulic, substantial fluctuations in net income for certain fiscal years were forecasted due to a sale or other transaction involving securities or real estate held by Shoei.  In particular, for each of the fiscal year ending December 31, 2012 and the fiscal year ending December 31, 2015, net income as compared with net income for the corresponding previous fiscal year was forecasted to increase substantially and, for each of the fiscal year ending December 31, 2013 and the fiscal year ending December 31, 2016, net income as compared with net income for the corresponding previous fiscal year was forecasted to decrease substantially.

Neither Mizuho Securities nor BofA Merrill Lynch has independently verified the accuracy, appropriateness or feasibility of the financial forecasts of either Shoei or Hulic.

(2)	Background of Analyses

Hulic considered the results of the analyses of the Merger Ratio performed by Mizuho Securities and Shoei considered the results of the analyses of the Merger Ratio performed by BofA Merrill Lynch as of December 20, 2011 and each company comprehensively considered such other important factors as the financial and asset conditions of each company, forecasts of operations and share price movements.  After careful discussions and negotiations, Hulic and Shoei agreed on the Merger Ratio and approved the basic terms of the Merger at their respective meetings of the Board of Directors held on December 20, 2011.

Thereafter, both Hulic and Shoei finalized their approval to set the Merger Ratio agreed upon in the Basic Merger Agreement after discussions by both Companies.  Hulic based its final approval on the determination that there were no material changes to the conditions that were the basis for the calculation of the Merger Ratio as well as the entry into the Basic Merger Agreement of December 20, 2011 and Shoei based its final approval on its comprehensive consideration of, among others, each Company’s state of finances and assets, future business and operating projections and movement in prices of shares of each Company’s stock as well as the results of the analyses of the Merger Ratio performed by BofA Merrill Lynch as of February 2, 2012.

(3)	Relationship with the Financial Advisors

Neither Mizuho Securities, the financial advisor to Hulic, nor BofA Merrill Lynch, the financial advisor to Shoei, is a related party of either Hulic or Shoei, or has a material relationship which should be disclosed with regards to the Merger.

(4)	Likelihood of and Reasons for Delisting

In accordance with the regulations of the Tokyo Stock Exchange, shares of Hulic are scheduled to be delisted from the Tokyo Stock Exchange on June 27, 2012 (with the last trading day on June 26, 2012) as a result of the Merger.  After the delisting, common shares of Hulic can no longer be traded on the Tokyo Stock Exchange.

Even after the delisting of Hulic’s common stock, Shoei’s common stock that will be allotted to Hulic’s shareholders on the effective day of the Merger will continue to be listed on the Tokyo Stock Exchange.  Accordingly, these shareholders will be able to trade on the Tokyo Stock Exchange shares of Shoei’s common stock constituting more than one unit.  Therefore, we expect to be able to maintain liquidity of stock held by shareholders even after the delisting of Hulic’s common stock.

Hulic’s common stock will continue to be traded on the Tokyo Stock Exchange until June 26, 2012 (scheduled), the final trading day prior to the effectiveness of the Merger.

(5)	Measures to Ensure Fairness

Hulic has taken the following measures to ensure the fairness of the Merger.

a.	Obtain an Analysis of the Merger Ratio from a Financial Advisor

In order to ensure the fairness of the Merger Ratio to be used for the Merger, Hulic received analysis of the Merger Ratio performed by Mizuho Securities, as a financial advisor, as set forth in 3.(1) above.  Hulic engaged in discussions and negotiations with Shoei over the Merger Ratio as set forth in 2.(3) above after considering the advice and analysis of Mizuho Securities and approved the consummation of the Merger at the Merger Ratio at the meeting of the Board of Directors held on December 20, 2011 and reached an agreement on basic terms of such Merger.  In addition, based on the determination that there were no material changes to the conditions that were the basis for the calculation of the Merger Ratio as well as the entry into the Basic Merger Agreement of December 20, 2011, Hulic discussed and negotiated with Shoei and approved the Merger at the Merger Ratio set forth above in 2.(3) at its meeting of the Board of Directors held today.

Please note that Hulic has not obtained from a financial advisor any opinion as to the appropriateness of the Merger Ratio from a financial point of view (i.e., a fairness opinion).

b.	Advice from Independent Law Firm

In order to ensure fairness and adequacy of the decision-making by the Board of Directors of Hulic, Nishimura & Asahi, a legal adviser independent of Hulic and Shoei, has provided legal advice regarding the method and process of Hulic’s decision-making and other procedural matters related to the Merger.

Shoei has taken the following measures to ensure the fairness of the Merger.

a.	Obtain an Analysis of the Merger Ratio from a Financial Advisor

In order to ensure the fairness of the Merger Ratio to be used for the Merger, Shoei received the results of the financial analysis of the Merger Ratio performed by BofA Merrill Lynch, as a financial advisor, as set forth in 3.(1) above.  Shoei negotiated and discussed with Hulic, while comprehensively taking into account such factors as the financial position, assets, future business and performance prospects and stock price movements of each party and referring to the financial analyses conducted by BofA Merrill Lynch, as a financial advisor. During such negotiations and discussions, Shoei in particular recognized that (1) its stand-alone portfolio lacks sufficient size to support self-sustained cash-flow growth; (2) as a result of having to adjust forecasts twice during the year ended December 31, 2011 due to impairment of assets, it recorded a net loss of ¥9.7 billion for the financial year ended December 31, 2011; and (3) as a result of recognizing such impairment losses, its consolidated net assets (excluding valuation adjustments in other marketable securities) as of December 31, 2011 were ¥21.9 billion (which is 68% of the prior year) and it was in violation of the financial covenants associated with certain loan agreements (excerpt: “[M]aintain net assets as accounted for on the consolidated balance sheets of the Company as of June 30 and December 31 of each year, but excluding the value of valuation adjustments in other marketable securities, at a  level that is at least 75% of net assets, respectively, as of June 30 and December 31 of the previous year and in any case at no less than ¥28.8 billion”).  In light of these circumstances, Shoei concluded that, if it cannot obtain support from financial institutions, the company’s ability to remain independent becomes questionable, and it is imperative for Shoei to seek to strengthen its operational and financial base by taking drastic measures, and its Board of Directors thereafter adopted a resolution at its meeting held today in favor of implementing the Merger at the agreed Merger Ratio set forth in 2.(3) above.

Shoei has obtained from BofA Merrill Lynch an opinion stating that under assumptions and conditions set forth above in 3.(1), the Merger Ratio is fair to Shoei from a financial point of view (i.e., a fairness opinion).

b.	Advice from Independent Law Firm

In order to ensure fairness and adequacy of the decision-making by the Board of Directors of Shoei, Mori Hamada Matsumoto, a legal adviser independent of Hulic and Shoei, has provided legal advice regarding the method and process of Shoei’s decision-making and other procedural matters related to the Merger.

(6)	Measures to Avoid Conflict of Interest

Because Hulic is neither a parent company nor a subsidiary of Shoei and none of its directors concurrently serves as a director of Shoei, no special measurements were taken with respect to the Merger as there is no conflict of interest.

Because Shoei is neither a parent company nor a subsidiary of Hulic and none of its directors concurrently serves as a director of Hulic, no special measurements were taken as there is no conflict of interest.

4.	Profile of Relevant Parties to the Merger

		Surviving Company	Company to be Absorbed
(1)	Company Name	Shoei Co., Ltd	Hulic Co., Ltd.
(2)	Location of Head Office	2-1, Kanda-Nishikicho 1-chome, Chiyoda-ku, Tokyo, Japan	5-13, Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan
(3)	Name and Title of Representative	Masao Fujioka, President and Representative Director	Saburo Nishiura, President and Chief Executive Officer
(4)	Principal Business	Real estate and securities investment	Real estate holding, leasing, sales and brokerage business, and other related businesses
(5)	Paid-in Capital	8,207 million yen (as of December 31, 2011)	12,326 million yen (as of December 31, 2011)
(6)	Date of Incorporation	March 27, 1931	March 26, 1957
(7)	Total Number of Shares Issued	41,330,382 shares (as of December 31, 2011)	171,645,800 shares (as of December 31, 2011)
(8)	Fiscal Year End	December 31	December 31
(9)	Number of Employees (Non-consolidated)	40 (as of December 31, 2011)	106 (as of December 31, 2011)
(10)	Major Customers	Various customers including business corporations	Mizuho Financial Group, Inc., among others
(11)	Major Counter-Party Banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation Development Bank of Japan Inc. The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. Mizuho Trust & Banking Co., Ltd. Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Norinchukin Bank

		State Street Bank and Trust Company (Standing Proxy: HSBC Tokyo Branch)	15.61%	Tokyo Tatemono Co., Ltd.	9.25%
				Meiji Yasuda Life Insurance Company	8.93%
		Mizuho Trust & Banking Co., Ltd., Retirement Benefit Trust Account for, Canon Inc. Re-entrust Trustee, Trust & Custody Services Bank, Ltd.	7.30%	Sompo Japan Insurance Inc.	8.92%
				Yasuda Real Estate Co., Ltd.	5.94%
		Meiji Yasuda Life Insurance Company (Standing Proxy: Trust & Custody Services Bank, Ltd.)	3.90%	Mizuho Trust & Banking Co., Ltd., Retirement Benefit Trust Account for Oki Electric Industry Co., Ltd. Re-entrust Trustee, Trust & Custody Services Bank, Ltd.	5.75%
		Sompo Japan Insurance Inc.	3.86%	The Yasuda Warehouse Co., Ltd.	5.65%
		Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Corporate Bank, Ltd. Re-entrust Trustee, Trust & Custody Services Bank, Ltd.	2.91%	Japan Mortgage Co., Ltd.	5.47%
				Mizuho Capital Co., Ltd.	5.24%
(12)	Major Shareholders and Percentage of Ownership			Tokio Marine & Nichido Fire Insurance Co., Ltd.	4.55%
		Tokyo Tatemono Co., Ltd.	2.85%	Shoei Co., Ltd.	4.07%
		State Street Bank and Trust Company 505025 (Standing Proxy: HSBC Tokyo Branch)	2.45%
		The Bank of Iwate, Ltd.	1.53%
		Mizuho Trust & Banking Co., Ltd.	1.50%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.46%
		(Note 1) Other than above, there are treasury shares (2.98%) held by Shoei.
		(Note 2) International Value Advisors, LLC submitted the Amendment Report to the Substantial Shareholding Report as of June 3, 2011 (reporting obligation arose on June 1, 2011) as follows.
		International Value Advisors LLC	22.67%
		(as of December 31, 2011)		(as of December 31, 2011)

(13)	Relationship between the Relevant Parties	Capital relationship	As of December 31, 2011, Shoei held 7,000,000 shares of Hulic common stock (4.07% of the total issued shares). There are no other capital relationships necessary to note.
		Personnel relationship	There are no personnel relationships necessary to note.
		Transactional relationship	Hulic and Shoei jointly invest in real estate investments in the course of business. There are no other transactional relationships necessary to note.
		Affiliate Status of the Companies	Each of Hulic and Shoei is not affiliated with the other, the other’s related persons or the other’s related companies.
(14)	Results of Operations and Financial Conditions for the Latest Three Fiscal Periods
	Shoei (Consolidated)			Hulic (Consolidated)
Fiscal Year End	December 2009	December 2010	December 2011	December 2009	December 2010	December 2011
Net Assets	40,859	41,790	24,153	69,739	98,644	104,356
Total Assets	256,251	221,748	165,613	379,294	455,903	476,244
Net Assets per share (JPY)	1,016.73	1,039.37	600.92	468.01	569.98	603.49
Income	15,610	13,979	11,656	31,229	33,616	74,738
Operating Income	5,002	5,618	5,472	14,390	15,289	19,841
Ordinary Income	2,293	3,218	1,568	10,939	12,396	16,896
Net Income	-7,072	1,970	-9,768	22,042	11,562	9,336
Net Income per share (JPY)	-176.41	49.15	-243.62	151.39	73.03	54.65
Dividend per share (JPY)	10.00	10.00	5.00	8.00	9.00	11.0
(Unit: millions of yen, except for per share figures.)

5．	Business Specifics following the Merger

(1)	New Company Name	Hulic Co., Ltd.
(2)	Location of Head Office	5-13, Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan (Location of the current head office of Hulic)
(3)	Name and Title of Representative	Saburo Nishiura, President and Representative Director (Current President and Representative Director of Hulic)
(4)	Principal Business	Real estate holding, leasing, sales and brokerage business, and other related businesses
(5)	Paid-in Capital	8.207 billion yen
(6)	Fiscal Year End	December 31
(7)	Net Assets	Not yet determined at this time. We will disclose as soon as the information is available.
(8)	Total Assets	Not yet determined at this time. We will disclose as soon as the information is available.

6.	Overview of Accounting Treatment

With respect to the accounting treatment of the Merger, we plan to adopt the “Accounting Standards for Business Combinations” (ASBJ statement No. 21, December 26, 2008) and the “Implementation Guidance on Accounting Standards for Business Combinations and Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), and use the purchasing method making Hulic as an acquiring company (because the legal surviving company will be Shoei, we plan to implement a reverse acquisition treatment).  With respect to “goodwill” associated with applicable fair value, the possibility of such goodwill and the amount of such goodwill in case of such occurrence have not yet been determined and will be disclosed as soon as it is determined.

7.	Conditions to the Merger

The Merger is subject to the approval of proposals with respect to the Merger at the general meeting of shareholders of both Companies scheduled to be held on March 23, 2012, as well as the approval of nominations for appointments of Shoei’s executive officers, amendment of Shoei’s charter, compensation of the executive officers and nominations for appointments of members of the board of auditors at the general meeting of shareholders of Shoei scheduled to be held on the same day.

8.	Future Outlook

Please refer to the “Notification with Respect to the Forecast of Fiscal Year 2012 Earnings and Dividends”] released today for notice of the outlook on business results following the Merger.

(End of Document)

(Notes)

BofA Merrill Lynch has made qualitative judgments as to the significance and relevance of each analysis and each factor considered in the course of preparing its report of the findings of its analyses.  Accordingly, the analyses conducted and opinion prepared by BofA Merrill Lynch must be considered in their entirety and selecting certain portions of such analyses or certain factors, without considering all analyses and factors, could create an incomplete or incorrect view of the processes underlying such report.  In its analyses, BofA Merrill Lynch made numerous assumptions including with respect to Shoei, Hulic and their affiliates, industry performance and regulatory environment, general business, economic, market and financial conditions, many of which are beyond the control of Shoei and Hulic and involve the application of complex methodologies and educated judgment.  No company used in any analysis as a comparable company is identical to either Shoei or Hulic.  The analyses of such companies are not appraisals of the value of businesses, companies or securities, and the ranges of share value resulting from such analyses may not indicate the present or future prices at which such businesses, companies or securities may actually be sold.  Such present or future prices may be significantly different from those suggested by those analyses.  Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.  In providing its fairness opinion and conducting the analysis, BofA Merrill Lynch has assumed, at the direction of Shoei, that the common stock of Hulic will be diluted under certain assumptions as a result of the conversion of certain outstanding warrants into common stock of Hulic, but that the common stock of Shoei will not be diluted on the assumption that the holders of outstanding warrants issued by Shoei will relinquish such warrants by the effective date of the Merger.  BofA Merrill Lynch expresses no view or opinion as to the existence or the timing of the exercise of the rights by the holders of any warrants.

With respect to the real estate (including those properties held in trust) owned by Shoei, Hulic and their respective affiliates, BofA Merrill Lynch has reviewed, without independently verifying the content of, the real estate appraisal report provided by Shoei.  BofA Merrill Lynch has not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Shoei, Hulic or their respective affiliates, nor has BofA Merrill Lynch performed any physical inspection of the properties or assets of Shoei, Hulic or their respective affiliates.  BofA Merrill Lynch has not evaluated the solvency or fair value of Shoei or Hulic under any laws relating to bankruptcy, insolvency or similar matters.  BofA Merrill Lynch has also assumed, with Shoei’s permission, that certain accounting and tax-related procedures will be followed in connection with the Merger, and that the Merger will not be a taxable transaction for either Shoei or Hulic.  BofA Merrill Lynch has also assumed, at the direction of Shoei, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Shoei, Hulic or the contemplated benefits of the Merger.

Shoei has agreed to reimburse BofA Merrill Lynch’s expense and indemnify BofA Merrill Lynch against certain liabilities arising out of its engagement.  BofA Merrill Lynch’s ultimate parent company, Bank of America Corporation, and its affiliates comprise a full service securities firm and commercial bank and, in addition to providing financial advisory services related to the Merger, may provide investment banking, corporate banking and other financial services to Shoei and Hulic, and receive fees for the rendering of such services.  Further, in the ordinary course of business, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, purchase or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Shoei, Hulic and their respective affiliates.

BofA Merrill Lynch’s analysis does not express any view or opinion as to any terms or other aspects of the Merger, including, without limitation, the form or structure of the Merger (except in regard to the Merger Ratio to be used for the Merger to the extent expressly set out in its fairness opinion). BofA Merrill Lynch was not asked by Shoei to, and did not, solicit indications of interest or proposals from third parties regarding a possible integration with Shoei or any alternative transaction.  Its opinion is limited to the fairness, from a financial perspective, to Shoei of the Merger Ratio, and does not express any opinion or view with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party.  Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions or the underlying business decision of Shoei to effect the Merger.  BofA Merrill Lynch is not expressing any opinion or views as to the value that the common stock of Shoei actually will be when issued or the prices at which shares of common stock of Shoei or Hulic will trade at any time, including following announcement or consummation of the Merger, or as to the appropriateness of the trade of any such shares.

BofA Merrill Lynch does not provide advice on any legal, accounting or tax matters.

Appendix

Outline of Shoei Stock Warrants

1.	Number and Type of Stock Reserved for Stock Warrants
300 shares of common stock of the New Company shall be reserved for issuance upon exercise of each unit of stock warrant.

In the event that there is a split or a reverse stock split with respect to shares of common stock of the New Company, the number of shares of common stock reserved for issuance upon exercise of each unit of stock warrant shall be adjusted using the following formula as of the effective date of such split or reverse stock split.  However, the adjustment shall be made only to shares reserved for unexercised stock warrants and any factional shares resulting from the adjustment shall be discarded.

Number of Shares	=	Number of Shares	X	Stock Split or Reverse Stock Split Ratio
After Adjustment		Before Adjustment

2.	Value of Assets to be Contributed upon Exercise of Stock Warrants

The asset to be contributed upon an exercise of a warrant shall be cash and the amount of funds contributed shall be the amount of payment for each share of common stock received upon the exercise of the stock warrant (the “Exercise Price”) multiplied by the number of shares allocated by the exercise of such stock warrant.

The Exercise Price shall be 316 yen.

If, after the issuance of stock warrants, shares of common stock are issued below market price (excluding issuance pursuant to exercise of stock warrants) or treasury shares (limited to common stock) are canceled, the Exercise Price shall be adjusted using the following formula, with any amounts less than 1 yen after adjustment rounded up.

				Number of Issued Shares of	＋	Number of Newly Issued Shares of Common Stock	× Amount of Payment per Share
Exercise Price	＝	Exercise Price	×	Common Stock			Price Per Share
After Adjustment		Before Adjustment		Number of Issued Shares of Common Stock		＋	Number of Newly Issued Shares of Common Stock

The number of “Issued Shares of Common Stock” is the number of treasury shares held by the New Company subtracted from the total number of shares of common stock already issued.  In addition, when treasury shares are canceled, “Number of Newly Issued Shares of Common Stock” shall become “Number of Canceled Treasury Shares “.

In addition, if there is a split or a reverse stock split with respect to shares of common stock of the New Company after the issuance of stock warrants, the Exercise Price shall be adjusted using the following formula, with any amounts less than 1 yen after adjustment rounded up:

Exercise Price	=	Exercise Price	X	1
After Adjustment		Before Adjustment		Stock Split or Reverse Stock Split Ratio

3.	Exercisable Period of Stock Warrants
Stock warrants are exercisable from July 1, 2012 until April 24, 2017.
4.	Matters Concerning Increases to Capital and Capital Reserves if Shares are Issued upon Exercise of Stock Warrants
a.   The amount of increase in capital in the event that shares are issued due to the exercise of stock warrants is equal to one-half of the maximum increase in capital amount permitted as calculated in accordance with Article 40 Paragraph 1 of the Ordinance on Company Accounting, with amounts less than one yen after calculation rounded up.
b.   The amount of increase in capital reserves in the event that shares are issued due to the exercise of stock warrants is the difference between the maximum capital amount described in a. above and the amount of capital increase described in a. above.
5.	Restrictions on the Transfer of Stock Warrants
The acquisition of stock warrants through a transfer requires the approval of the Board of Directors of the New Company.
6.	Conditions for Exercise of Stock Warrants
(1)	Stock warrants must be exercised in whole.
(2)
Those who obtain stock warrants (“Stock Warrant Holder”) must also be a director, auditor or employee of the New Company or its affiliates at the time of the exercise of the warrant.  However, Stock Warrant Holders may exercise the right within a year of leaving the position following the completion of the term, retirement upon reaching the retirement age, and other justifiable grounds approved by the Board of Directors of the New Company.

(3)	Stock Warrant Holders may not exercise their right if they have violated laws or other rules, such as those the New Company.

(4)
Only one legal heir (“Heir”) may exercise the right of the Stock Warrant Holder if the Stock Warrant Holder has deceased.  If an Heir has begun inheritance proceedings, such Heir cannot inherit the stock warrant.

7.	Conditions for Company Acquisition of Stock Warrants
(1)
If a merger agreement making the New Company the non-surviving entity is approved or resolutions regarding share exchange agreement pursuant to which the New Company becomes a wholly-owned subsidiary of another company and transfer of shares are approved at a shareholders meeting, the New Company may acquire the stock warrants without any consideration on the date set by the Board of Directors or by the president if so empowered by the Board of Directors.

(2)
The New Company may acquire stock warrants without any consideration on the date set by the Board of Directors or president if so empowered by the Board of Directors if Stock Warrant Holders cannot exercise the right because they are no longer able to satisfy conditions set forth in 6(2) to (4) above.

8.	Necessity of Cash Payment in Exchange for Stock Warrants
Stock warrants shall not require cash payment in exchange.
9.	Treatment of Fractional Shares
In the event that fractional shares constituting less than one share are allocated pursuant to exercise of a stock warrant, such fractional shares shall be discarded.
10.	Location of Payment Upon Exercise of Stock Warrants
Mizuho Bank, Tokyo Chuo Branch (or a successor bank or department carrying on the operations of such successor bank).

End of Document